GREENFIRE RESOURCES LTD.

August 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Sandra Wall
John Hodgin
Jennifer O’Brien
Shannon Buskirk
Anuja A. Majmudar
Timothy Levenberg

Re:	Greenfire Resources Ltd. Registration Statement on Form F-4 Originally Filed April 21, 2023 CIK: 0001213900

Ladies and Gentlemen:

Greenfire Resources Ltd., an Alberta corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form F-4, File No. 333-271381, as amended (the “Registration Statement”), to 3:00 p.m., Eastern time, on August 14, 2023, or as soon thereafter as practicable.

Would you please advise Guy P. Lander of Carter Ledyard Milburn LLP, counsel to the Company, by email at Lander@clm.com or by telephone at (212) 238-8619, as soon as possible after the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

GREENFIRE RESOURCES LTD.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

cc:	Guy P. Lander, Carter Ledyard Milburn LLP